VIA EDGAR

March 18, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Edward P. Bartz

DoubleLine Equity Funds (the “Trust”)

Registration Statement on Form N-1A (File Nos. 333-186042 and 811-22790)

Dear Mr. Bartz:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 a.m. on Wednesday, March 20, 2013, or as soon thereafter as practicable.

Sincerely,

QUASAR DISTRIBUTORS, LLC

By:	/s/ James Schoenike
Name: James Schoenike
Title: President